Shire plc

Corporate Headquarters:
5 Riverwalk

Citywest Business Campus
Dublin 24

Ireland

www.shire.com

March 20, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C., 20549

Attn: Mr. Jeffrey Gabor

Re:	Lumena Pharmaceuticals, Inc. Request to Withdraw Registration Statement on Form S-1 Filed April 2, 2014 File No. 333-194998

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Lumena Pharmaceuticals, Inc., a Delaware corporation (the “Company”), the undersigned hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-194998) together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 2, 2014. The Company’s request is due to the decision not to proceed with the initial public offering of its securities as a result of the acquisition by Shire plc (“Shire”) of 100% of the outstanding share capital of the Company, which was consummated on June 11, 2014 (the “Acquisition”). The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the account of Shire (CIK #: 0000936402), as a successor to the Company within the meaning of Rule 405 under the Securities Act, of which the Company is a wholly owned subsidiary following the Acquisition.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via email at jprowda@shire.com or via mail at Shire, 300 Shire Way, Lexington, MA 02421, Attention: Bill Mordan, with a copy to John B. Meade of Davis Polk & Wardwell LLP, via email at john.meade@davispolk.com or via mail at John B. Meade, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact John B. Meade at (212) 450-4077.

Very truly yours,

/s/ Jeffrey Prowda

By: Jeffrey Prowda Title: Head of Corporate Legal

cc:	John B. Meade (Davis Polk & Wardwell LLP)